Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-1 (No. 333-284602 and 333-291990), and Form S-8 (333-291317) of our report dated April 1, 2026, relating to the consolidated financial statements of Greenland Mines Ltd (formerly Klotho Neurosciences, Inc.) and Subsidiaries (the “Company”) as of and for the years ended December 31, 2025 and 2024 (which report includes an explanatory paragraph relating to substantial doubt about the Company’s ability to continue as a going concern), included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, as filed with the Securities and Exchange Commission. We also consent to the reference to our firm under the heading “Experts” in such Registration Statements and related Prospectuses.

/s/ BCRG Group

BCRG Group (PCAOB ID 7158)

April 1, 2026